May 13, 2016

VIA EDGAR
Michael Volley
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Response Dated March 21, 2016
File No. 000-20202
Dear Mr. Volley:
This letter is in response to the April 29, 2016 comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2015 of Credit Acceptance Corporation (the “Company”) and the Company’s response, dated March 21, 2016, to the Staff’s comment letter, dated March 7, 2016.
Set forth below in bold is the comment from the April 29, 2016 comment letter followed by the Company’s response.
Form 10-K For the Fiscal Year Ended December 31, 2015
Note 2 - Summary of Significant Accounting Policies - Loans Receivable and Allowance for Credit Losses, page 52

1.
Please refer to comment 1. In order to better understand how you determine your yield and allowance for credit losses on pooled dealer loans that have previously had increased yields due to increases in cash flows expected to be collected arising from changes in estimates after assignment, please provide us with a detailed example that clearly describes your accounting. Your example should:

•	Present a period of time with increased expected cash flows resulting in an increased yield followed by a period of decreased expected cash flows, and

•	Detail the yield and the allowance for loan losses for the pool at each relevant period end with a description of how the amount was determined.
Please provide us with a detailed response that will allow for a complete understanding of your accounting and consider providing any additional information deemed necessary.
To illustrate how we determine our yield and allowance for credit losses on dealer loans, we have provided an example based on the following assumptions:

•	A dealer assigned one consumer loan to us and received an advance of $7,955 for this assignment. We record this advance as a loan to the dealer in Month 0.

•	Contractual future net cash flows were $12,712 at Month 0, which consisted of principal and interest payments of $16,214 on the consumer loan less dealer holdback payments of $3,502.

•
Future net cash flows are forecasted over a period of 120 months and were $12,200 at Month 0, which consisted of forecasted collections of $13,533 on the consumer loan less forecasted dealer holdback payments of $1,333.

•	The forecasted future net cash flows were revised upward in Month 3.

•	The forecasted future net cash flows were revised downward in Month 4, but remain above our initial expectation.

•	The forecasted future net cash flows were revised downward again in Month 5 and are now below our initial expectations.

•	The forecasted future net cash flows were revised upward in Month 6, but remain below our initial expectations.

•	The forecasted future net cash flows were revised upward again in Month 7 and are now above our initial expectations, but remain below our highest expectation.

The forecasted net cash flow streams for this example are as follows:

	Forecasted Net Cash Flows as of									Forecasted Net Cash Flows as of
Month	Month 0	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month	Month 0	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7

0	(7,955)	(7,955)	(7,955)	(7,955)	(7,955)	(7,955)	(7,955)	(7,955)	61	3	3	3	3	3	3	3	3
1	302	350	350	350	350	350	350	350	62	3	3	3	4	3	3	3	4
2	315	315	350	350	350	350	350	350	63	4	4	4	4	4	3	3	4
3	327	327	327	350	350	350	350	350	64	4	4	4	4	4	3	4	4
4	341	341	341	352	200	200	200	200	65	4	4	4	4	4	3	4	4
5	337	337	337	347	340	0	0	0	66	4	4	4	4	4	3	4	4
6	350	350	350	361	353	336	700	700	67	4	4	4	4	4	4	4	4
7	345	345	345	355	348	331	341	350	68	4	4	4	4	4	4	4	4
8	312	312	312	321	315	299	308	317	69	4	4	4	4	4	4	4	4
9	325	325	325	335	328	312	321	331	70	4	4	4	4	4	4	4	4
10	416	416	416	429	420	399	411	423	71	4	4	4	4	4	4	4	4
11	392	392	392	404	396	376	387	399	72	4	4	4	4	4	4	4	4
12	353	353	353	363	356	338	349	359	73	4	4	4	4	4	4	4	4
13	349	349	349	359	352	334	344	355	74	4	4	4	4	4	4	4	4
14	336	336	336	346	339	322	332	342	75	4	4	4	4	4	4	4	4
15	330	330	330	340	334	317	326	336	76	4	4	4	4	4	4	4	4
16	333	333	333	343	336	319	328	338	77	4	4	4	4	4	4	4	4
17	320	320	320	329	323	307	316	325	78	4	4	4	4	4	4	4	4
18	323	323	323	332	326	309	319	328	79	4	4	4	4	4	4	4	4
19	311	311	311	320	314	298	307	316	80	4	4	4	4	4	4	4	4
20	277	277	277	285	279	265	273	282	81	4	4	4	4	4	4	4	4
21	285	285	285	294	288	274	282	290	82	4	4	4	4	4	3	4	4
22	361	361	361	372	365	346	357	367	83	4	4	4	4	4	3	4	4
23	339	339	339	349	342	325	335	345	84	4	4	4	4	4	3	4	4
24	304	304	304	313	307	291	300	309	85	4	4	4	4	4	3	4	4
25	302	302	302	311	305	290	299	308	86	4	4	4	4	4	3	3	4
26	290	290	290	299	293	278	287	295	87	3	3	3	4	4	3	3	4
27	288	288	288	297	291	276	284	293	88	3	3	3	4	3	3	3	3
28	288	288	288	297	291	276	285	293	89	3	3	3	3	3	3	3	3
29	278	278	278	287	281	267	275	283	90	3	3	3	3	3	3	3	3
30	209	209	209	216	211	201	207	213	91	3	3	3	3	3	3	3	3
31	181	181	181	186	183	174	179	184	92	3	3	3	3	3	3	3	3
32	160	160	160	165	162	154	158	163	93	3	3	3	3	3	3	3	3
33	165	165	165	170	167	158	163	168	94	3	3	3	3	3	3	3	3
34	210	210	210	216	212	202	208	214	95	3	3	3	3	3	3	3	3
35	195	195	195	201	197	187	193	198	96	3	3	3	3	3	3	3	3
36	170	170	170	175	171	163	168	173	97	3	3	3	3	3	3	3	3
37	163	163	163	168	164	156	161	165	98	2	2	2	3	2	2	2	3
38	149	149	149	154	151	143	147	152	99	2	2	2	2	2	2	2	2
39	138	138	138	143	140	133	137	141	100	2	2	2	2	2	2	2	2
40	134	134	134	138	135	128	132	136	101	2	2	2	2	2	2	2	2
41	121	121	121	124	122	116	119	123	102	2	2	2	2	2	2	2	2
42	112	112	112	115	113	107	110	114	103	2	2	2	2	2	2	2	2
43	93	93	93	96	94	89	92	95	104	2	2	2	2	2	2	2	2
44	75	75	75	77	75	72	74	76	105	1	1	1	1	1	1	1	1
45	65	65	65	67	65	62	64	66	106	1	1	1	1	1	1	1	1
46	70	70	70	72	71	67	69	71	107	1	1	1	1	1	1	1	1
47	55	55	55	57	56	53	54	56	108	2	2	2	2	2	1	2	2
48	38	38	38	39	38	37	38	39	109	2	2	2	2	2	2	2	2
49	25	25	25	26	26	24	25	26	110	2	2	2	2	2	2	2	2
50	17	17	17	17	17	16	16	17	111	2	2	2	2	2	2	2	2
51	10	10	10	10	10	10	10	10	112	2	2	2	2	2	2	2	2
52	5	5	5	5	5	5	5	5	113	2	2	2	2	2	2	2	2
53	5	5	5	6	6	5	5	6	114	2	2	2	2	2	2	2	2
54	6	6	6	6	6	6	6	6	115	2	2	2	2	2	2	2	2
55	6	6	6	6	6	6	6	6	116	2	2	2	2	2	2	2	2
56	2	2	2	2	2	2	2	2	117	3	3	3	3	3	2	2	3
57	2	2	2	2	2	2	2	2	118	3	3	3	3	3	3	3	3
58	5	5	5	5	5	4	4	5	119	3	3	3	3	3	3	3	3
59	4	4	4	4	4	4	4	4	120	3	3	3	3	3	3	3	3
60	3	3	3	4	3	3	3	3

The following table details how we would account for this example over the first seven months of the loan:

	Loan Receivable Balance			Income Statement		Net Cash Flows		Yield (Monthly)
Month	Gross	Allowance	Net	Revenue	Provision	Actual	PV of Future	Initial	Revised	Revenue
	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
0	7,955	—	7,955			(7,955)	7,955	2.35%		2.35%
1	7,792	—	7,792	187	—	350	7,840	2.35%	2.39%	2.39%
2	7,628	—	7,628	186	—	350	7,709	2.35%	2.42%	2.42%
3	7,463	—	7,463	185	—	350	7,790	2.35%	2.64%	2.64%
4	7,460	—	7,460	197	—	200	7,469	2.35%	2.36%	2.36%
5	7,636	(697)	6,939	176	697	—	6,939	2.35%	1.71%	2.35%
6	7,099	(130)	6,970	163	(567)	700	6,970	2.35%	2.22%	2.35%
7	6,913	—	6,913	164	(130)	350	6,997	2.35%	2.44%	2.44%
Note: Amounts may not recalculate exactly due to rounding.
Calculation of the Allowance for Credit Losses

•	The Allowance for Credit Losses (B) is calculated as the amount necessary, if any, to reduce the Gross Loan Receivable Balance (A) to the Present Value of Future Cash Flows (G).

•	The Present Value of Future Cash Flows (G) is calculated by discounting future net cash flows at the Initial Yield (H).
Calculation of Yields

•	The Initial Yield (H) is calculated as the rate necessary to discount future net cash flows at Month 0 to the Gross Loan Receivable Balance (A) at Month 0.

•	The Revised Yield (I) is calculated as the rate necessary to discount future net cash flows to the Gross Loan Receivable Balance (A).

•	The Revenue Yield (J) is calculated as the greater of the Initial Yield (H) or the Revised Yield (I).
Calculation of Revenue

•	Revenue (D) for the current month is calculated by multiplying the prior month Net Loan Receivable Balance (C) by the prior month Revenue Yield (J).

We provided the simple example above for ease of illustration. Our typical dealer loan is complicated by multiple consumer loan assignments per month over multiple years.
For dealer loans with consumer loan assignments in multiple months, the Initial Yield in the example above is replaced with a weighted average of the initial yields for each month’s consumer loan assignments (referred to as “Weighted Average Initial Yield” or “WAIY”), which is calculated as follows:

Current Month WAIY	=	Prior Month WAIY	x	Prior Month Net Loan Receivable Balance	+	Initial Yield on Current Month Assignments	x	Amount Advanced on Current Month Assignments
				Prior Month Net Loan Receivable Balance	+	Amount Advanced on Current Month Assignments

* * * * *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:    John Spitz, Division of Corporation Finance, U.S. Securities and Exchange Commission
Brett Roberts, Credit Acceptance Corporation

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